

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 9, 2016

Via E-mail

Hans Vestberg
President and Chief Executive Officer
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

> **Re:** **LM Ericsson Telephone Company**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 4, 2016**
> **File No. 0-12033**

Dear Mr. Vestberg:

　　We refer you to our comment letter dated September 29, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　/s/ Cecilia Blye

　　　　　　　　　　　　　　　　　Cecilia Blye, Chief
　　　　　　　　　　　　　　　　　Office of Global Security Risk

cc:　　Larry Spirgel
　　　　Assistant Director
　　　　Division of Corporation Finance

　　　　Nina Mcpherson
　　　　Chief Legal Officer
　　　　LM Ericsson Telephone Company

　　　　Joshua Bonnie
　　　　Simpson, Thatcher & Bartlett LLP